Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ/MF nº 10.739.356/0001-03
NIRE 35.300.366.727 | Cód. CVM 25860

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS’ MEETING

FEBRUARY 3, 2026

1. Date, Time and Venue: On February 3, 2026, at 10:00 a.m., at the headquarters of BRBI BR Partners S.A. (the “Company”), located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3,732, 28th floor, Itaim Bibi, ZIP Code 04538-132.

2. Call and Attendance: The call formalities were waived due to the attendance of all members of the Company’s Board of Directors, pursuant to Article 18, paragraph 2, of the Company’s bylaws (the “Bylaws”). The attendance of José Flávio Ferreira Ramos, Chief Financial Officer, and Vinicius Carmona Cardoso, Investor Relations Officer, was recorded.

3. Board: Chairperson: Jairo Eduardo Loureiro Filho; Secretary: Juliana Thais Mezadri.

4. Agenda: 4.1. To review the Annual Management Report and the Company’s Financial Statements related to the fiscal year ended December 31, 2025; 4.2. To resolve on the Management Proposal to be submitted to the Annual General Meeting to: (a) approve the accounts of the Company’s officers and examine, discuss, and vote on the financial statements for the fiscal year ended December 31, 2025; (b) approve the allocation of profits for fiscal year 2025; (c) determine the number of members of the Board of Directors; (d) elect the members of the Company’s Board of Directors; and (e) set the aggregate compensation of the Company’s officers, pursuant to the Company’s Bylaws; and 4.3. To elect the members of the Company’s Executive Board.

5. Resolutions: The Board of Directors’ meeting was installed and discussion of the matters on the Agenda was provided:

5.1. After review and discussion, the members of the Board of Directors unanimously and without reservations expressed their favorable opinion regarding the Annual Management Report and the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and the Audit Committee Report, all relating to the fiscal year ended December 31, 2025.

5.2. The members of the Board of Directors unanimously and without reservations approved the Management Proposal, as per a copy filed at the Company’s headquarters, to be submitted to the Annual General Meeting (“AGM”), to approve the following matters:

(a) approval of the accounts of the Company’s officers and examination, discussion, and voting on the Company’s financial statements for the fiscal year ended December 31, 2025, including the Management Report, the Audit Committee’s opinion, and the Independent Auditors’ opinion; and

(b) allocation of the net income for the fiscal year ended December 31, 2025, in the amount of R$ 175,072,568.44 (one hundred seventy-five million, seventy-two thousand, five hundred sixty-eight reais and forty-four cents), as follows and for the purposes detailed below:

(i) R$ 8,753,628.42 (eight million, seven hundred fifty-three thousand, six hundred twenty-eight reais and forty-two cents), corresponding to 5% (five percent) of Net Income, to the legal reserve, pursuant to Article 193 of the Brazilian Corporations Law; (ii) R$ 41,579,735.01 (forty-one million, five hundred seventy-nine thousand, seven hundred thirty-five reais and one cent), corresponding to 25% (twenty-five percent) of the Net Income adjusted after allocation to the legal reserve (“Adjusted Net Income”), for the payment of the mandatory minimum dividends, pursuant to Article 202 of the Brazilian Corporations Law and Article 32 of the Company’s Bylaws;

(iii) R$ 108,451,318.65 (one hundred eight million, four hundred fifty-one thousand, three hundred eighteen reais and sixty-five cents), corresponding to 65.21% (sixty-five point twenty-one percent) of the Adjusted Net Income, for the payment of additional dividends to the shareholders;

(iv) R$ 16,287,886.36 (sixteen million, two hundred eighty-seven thousand, eight hundred eighty-six reais and thirty-six cents), corresponding to 9.79% (nine point seventy-nine percent) of the Adjusted Net Income, to the Investment Reserve provided for in paragraph 2 of Article 32 of the Company’s Bylaws, pursuant to Article 194 of the Brazilian Corporations Law and paragraph 1 of Article 32 of the Company’s Bylaws.

(c) determination of the number of members of the Board of Directors as 6 (six);

(d) re-election of the current members of the Board of Directors; and

(e) setting the aggregate annual compensation of the Company’s officers at up to R$ 30,000,000.00 (thirty million reais), net of social charges.

5.3. The members of the Board of Directors unanimously and without reservations approved the re-election of the current members of the Company’s Executive Board, which as of this date shall have the following consolidated composition:

●	Mr. Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Brazilian, married, business administrator, holder of ID RG No. 15.413.181-1 SSP/SP, enrolled with CPF/MF under No. 088.785.278-58, as Chief Executive Officer;

●	Mr. José Flávio Ferreira Ramos, Brazilian, married, business administrator, holder of ID RG No. 25.919.840-7 SSP/SP, enrolled with CPF/MF under No. 315.119.536-91, as Chief Financial Officer;

●	Mr. Vinicius Carmona Cardoso, Brazilian, married, international relations professional, holder of ID RG No. 47.052.494-7 SSP/SP, enrolled with CPF/MF under No. 384.361.848-82, as Investor Relations Officer;

●	Mr. Jairo Eduardo Loureiro Filho, Brazilian, married, business administrator, holder of ID RG No. 9.947.949 SSP/SP, enrolled with CPF/MF under No. 032.508.808-09, as Officer without specific designation;

●	Mr. Marcelo Nóbrega da Costa, Brazilian, married, engineer, holder of ID RG No. 91.00227.4454-CE, enrolled with CPF/MF under No. 456.317.433-53, as Officer without specific designation;

●	Mr. Sergio Carbone, Brazilian, married, chemist, holder of ID RG No. 9.764.619-2 SSP/SP, enrolled with CPF/MF under No. 022.604.388-65, as Officer without specific designation; and

●	Mr. Jefferson do Couto Kasa, Brazilian, married, business administrator, holder of ID RG No. 25.861.054-2 SSP/SP, enrolled with CPF/MF under No. 283.327.448-30, as Officer without specific designation;

all with business address in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3,732, 28th floor, Itaim Bibi, ZIP Code 04538-132.

6. Closing: There being no further matters to be discussed, the meeting was adjourned, and these minutes were drawn up, read, approved, and signed by all those present.

Signatures:

Board: Chairperson: Jairo Eduardo Loureiro Filho; Secretary: Juliana Thais Mezadri. Board of Directors: Jairo Eduardo Loureiro Filho (Chairperson), José Flávio Ferreira Ramos, Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Danilo Depieri Catarucci, Eduardo Bunker Gentil (Independent Member), and Carla Trematore (Independent Member).

(This is a true and correct translation of the original minutes recorded in the appropriate corporate book.)

Juliana Thais Mezadri OAB/SP nº 170.364 Secretary

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